Preliminary Terms To prospectus dated November 21, 2011, and prospectus supplement dated November 21, 2011	Preliminary Terms No. 1,531 Registration Statement No. 333-178081 Dated July 28, 2014; Rule 433
Structured Investments	Morgan Stanley $ Participation Notes Linked to the KBW Bank Index due January 30, 2015 Principal at Risk Securities
General
•
The securities are designed for investors who seek exposure to the performance of the KBW Bank Index (the “Index”), as adjusted by the Adjustment Factor. The securities do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Index depreciates by more than approximately 0.48%.

•	Unsecured obligations of Morgan Stanley maturing January 30, 2015†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The securities are expected to price on or about July 28, 2014 (the “Pricing Date”) and are expected to settle on or about July 31, 2014 (the “Original Issue Date”).
•
All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Key Terms
Index:	KBW Bank Index (the “Index”)
Payment at Maturity:
The Payment at Maturity will reflect the performance of the Index over the term of the securities, as adjusted by the Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount of the security calculated as follows:

$1,000 + ($1,000 x Adjusted Index Return)

Because the Adjustment Factor is 100.48% and has a positive effect on your Payment at Maturity, you will lose some or all of your principal amount at maturity if the Ending Index Level has decreased from the Initial Index Level by more than approximately 0.48%. Your investment will be exposed to any decline in the Index, and the Adjustment Factor will slightly increase your return regardless of whether the Index appreciates or declines in value. Any Payment at Maturity is subject to the credit of Morgan Stanley.

Adjusted Index Return:	The Adjusted Index Return will be calculated as follows:
(	Ending Index Level x Adjustment Factor Initial Index Level	)	– 1
The Adjusted Index Return may be positive, zero or negative.
Adjustment Factor:	100.48%
Initial Index Level:	The Index Closing Level on the Pricing Date.
Ending Index Level:	The Index Closing Level on the Valuation Date.
Valuation Date:	January 27, 2015†
Maturity Date:	January 30, 2015†
Listing:	The securities will not be listed on any securities exchange.
Estimated Value on the Pricing Date:	Approximately $995.50 per security, or within $10.00 of that estimate. See “Additional Terms Specific To The Securities” on page 2.
CUSIP / ISIN:	61761JSB6 / US61761JSB60
†	Subject to postponement in the event of a market disruption event as described below on page 12 of these preliminary terms.
Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 10 of the accompanying prospectus and “Selected Risk Considerations” beginning on page 9 of these preliminary terms.

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and these preliminary terms if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Fees and Commissions(1)	Proceeds to Issuer(2)
Per security	100%	0%	100%
Total	$	$	$
(1) For more detailed information, please see “Supplemental Plan of Distribution; Conflicts of Interest” in these preliminary terms.
(2) See “Use of Proceeds and Hedging” on page 12.

The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary. See “Supplemental Plan of Distribution; Conflicts of Interest” below.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Morgan Stanley
July 28, 2014

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

You should read these preliminary terms together with the prospectus dated November 21, 2011, as supplemented by the prospectus supplement dated November 21, 2011. These securities are an issuance of our Series F medium-term notes and their terms are further described in the prospectus supplement. These preliminary terms, together with the documents listed below, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Prospectus Supplement dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004876/dp27245_424b2-seriesf.htm

●	Prospectus dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004877/dp27266_424b2-debt.htm

Terms used in these preliminary terms are defined in the prospectus supplement or in the prospectus. As used in these preliminary terms, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date will be less than $1,000. We estimate that the value of each security on the Pricing Date will be approximately $995.50, or within $10.00 of that estimate. Our estimate of the value of the securities as determined on the Pricing Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Index. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Index, instruments based on the Index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the Adjustment Factor, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the Index, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 3 months following the Original Issue Date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

What is the Return on the Securities at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical return at maturity on the securities. The “Return on Securities” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount of the security to $1,000. The hypothetical returns set forth below reflect the Adjustment Factor of 100.48% and assume an Initial Index Level of 70. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Percentage Change in the Index Closing Level	Adjusted Index Return	Return on Securities	Payment at Maturity
140.0000	100.00%	100.960%	100.960%	$2,009.60
133.0000	90.00%	90.912%	90.912%	$1,909.12
126.0000	80.00%	80.864%	80.864%	$1,808.64
119.0000	70.00%	70.816%	70.816%	$1,708.16
112.0000	60.00%	60.768%	60.768%	$1,607.68
105.0000	50.00%	50.720%	50.720%	$1,507.20
98.0000	40.00%	40.672%	40.672%	$1,406.72
91.0000	30.00%	30.624%	30.624%	$1,306.24
84.0000	20.00%	20.576%	20.576%	$1,205.76
77.0000	10.00%	10.528%	10.528%	$1,105.28
70.0000	0.00%	0.480%	0.480%	$1,004.80
69.6656	-0.48%	0.000%	0.000%	$1,000.00
63.0000	-10.00%	-9.568%	-9.568%	$904.32
56.0000	-20.00%	-19.616%	-19.616%	$803.84
49.0000	-30.00%	-29.664%	-29.664%	$703.36
42.0000	-40.00%	-39.712%	-39.712%	$602.88
35.0000	-50.00%	-49.760%	-49.760%	$502.40
28.0000	-60.00%	-59.808%	-59.808%	$401.92
21.0000	-70.00%	-69.856%	-69.856%	$301.44
14.0000	-80.00%	-79.904%	-79.904%	$200.96
7.0000	-90.00%	-89.952%	-89.952%	$100.48
0.0000	-100.00%	-100.000%	-100.000%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1:  The level of the Index increases 20.00% from the Initial Index Level of 70.00 to an Ending Index Level of 84.00.  The investor receives a Payment at Maturity of $1,205.76 per $1,000 principal amount of the security, representing a return on the securities of 20.576%, calculated as follows:

$1,000 + [$1,000 x (84.00 x 100.48%/ 70.00 – 1)] = $1,205.76

Example 2:  The level of the Index decreases by approximately 0.48% from the Initial Index Level of 70.00 to an Ending Index Level of 69.6656. In this case, even though the Ending Index Level is slightly less than the Initial Index Level, the investor receives a Payment at Maturity that is equal to the $1,000 principal amount because of the positive effect of the Adjustment Factor. The investor receives a Payment at Maturity of $1,000.00 per $1,000 principal amount of the security, calculated as follows:

$1,000 + [$1,000 x (69.6656 x 100.48% / 70.00 – 1)] = $1,000.00

Example 3:  The level of the Index decreases 40.00% from the Initial Index Level of 70.00 to an Ending Index Level of 42.00.  The investor receives a Payment at Maturity of $602.88 per $1,000 principal amount of the security, representing a return on the securities of -39.712%, calculated as follows:

$1,000 + [$1,000 x (42.00 x 100.48% / 70.00 – 1)] = $602.88

Selected Purchase Considerations

●
RETURN LINKED TO THE KBW BANK INDEX — The return on the securities is linked to the performance of the KBW Bank Index.  The KBW Bank Index is a float-adjusted modified-market capitalization-weighted index that seeks to reflect the performance of publicly traded companies that do business as banks or thrifts. The KBW Bank Index is comprised of common stocks of national money centers and leading regional banks or thrifts listed on the New York Stock Exchange, another U.S. national securities exchange or the NASDAQ Stock Market. The components of the KBW Bank Index are selected to provide representation of the industry’s sub-sectors. As of July 24, 2014, the KBW Bank Index was comprised of 24 stocks. The KBW Index was created and is maintained by Keefe, Bruyette & Woods, Inc., which we refer to as “KBW.”  For additional information about the Index, see the information set forth in “Annex A—The KBW Bank Index” to these preliminary terms.

●
UNITED STATES FEDERAL TAXATION – Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the securities issued under this document and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the securities. This discussion applies only to initial investors in the securities who:

●	purchase the securities at their “issue price”; and

●	will hold the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

●	certain financial institutions;
●	insurance companies;
●	certain dealers and traders in securities, commodities or foreign currencies;
●	investors holding the securities as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
●	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
●	regulated investment companies;
●	real estate investment trusts;
●	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively; or
●	persons subject to the alternative minimum tax.

As the law applicable to the U.S. federal income taxation of instruments such as the securities is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed, nor any consequences resulting from the Medicare tax on investment income.

In addition, we will not attempt to ascertain whether any issuer of any shares to which a security relates (such shares hereafter referred to as “Underlying Shares”) is treated as a “U.S. real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code. If any issuer of Underlying Shares were so treated, certain adverse U.S. federal income tax consequences might apply to a Non-U.S. Holder upon the sale, exchange or settlement of a security. You should refer to information filed with the Securities and Exchange Commission or other governmental authorities by the issuers of the Underlying Shares and consult your tax adviser regarding the possible consequences to you if any issuer is or becomes a USRPHC.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this document may affect the tax consequences described herein. Persons considering the purchase of the securities should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, under current law, and based on current market conditions, each security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the securities or instruments that are similar to the securities for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or a court will agree with the tax treatment described herein. Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments of the securities) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the treatment of a security as described in the previous paragraph.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a security that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Securities

Assuming the treatment of the securities as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Settlement.  A U.S. Holder should not be required to recognize taxable income over the term of the securities prior to settlement, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the securities should equal the amount paid by the U.S. Holder to acquire the securities.

Sale, Exchange or Settlement of the Securities. Upon a sale, exchange or settlement of the securities, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the securities sold, exchanged or settled. Such gain or loss should be short-term capital gain or loss.

Possible Alternative Tax Treatments of an Investment in the Securities

Due to the absence of authorities that directly address the proper characterization of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. In particular, the IRS could seek to treat the securities as debt instruments subject to Treasury regulations governing short-term debt instruments.

If the IRS were successful in asserting that the rules applicable to short-term debt instruments applied to the securities, the timing and character of income thereon would be significantly affected. Under the applicable Treasury regulations, the securities would be treated as being issued at a discount, the amount of which would equal the excess of the sum of all payments on the securities over their issue price. Upon the sale, exchange or settlement of the securities, a U.S. Holder would recognize gain as ordinary income to the extent of the discount accrued that was not previously included as income. However, because the amount payable at maturity with respect to the securities is uncertain, it is not clear how accruals of this discount would be determined.

Other alternative federal income tax treatments of the securities are also possible, which if applied could also affect the timing and character of the income or loss with respect to the securities. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of payments on the securities and the payment of proceeds from a sale, exchange or other disposition of the securities, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. In addition, information returns may be filed with the IRS in connection with payments on the securities and the payment of proceeds from a sale, exchange or other disposition of the securities, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a security that is, for U.S. federal income tax purposes:

●	an individual who is classified as a nonresident alien;
●	a foreign corporation; or
●	a foreign estate or trust.

The term “Non-U.S. Holder” does not include any of the following holders:

●
a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

●	certain former citizens or residents of the United States; or

●	a holder for whom income or gain in respect of the securities is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities.

Tax Treatment upon Sale, Exchange or Settlement of the Securities

In general.  Assuming the treatment of the securities as set forth above is respected, and subject to the discussion above regarding the possible application of Section 897 of the Code and the discussion below regarding backup withholding, a Non-U.S. Holder of the securities will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

Subject to the discussions regarding the possible application of Section 897 of the Code and FATCA, if all or any portion of a security were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the securities would not be subject to U.S. federal withholding tax, provided that:

●	the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

●	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

●	the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code, and

●	the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a security (or a financial institution holding the securities on behalf of the beneficial owner)

furnishes to the applicable withholding agent an IRS Form W-8BEN (or other appropriate form) on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Among the issues addressed in the notice is the degree, if any, to which any income with respect to instruments such as the securities should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the securities, possibly on a retroactive basis. Non-U.S. Holders should note that we currently do not intend to withhold on any payment made with respect to the securities to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above and to the discussion below regarding FATCA). However, in the event of a change of law or any formal or informal guidance by the IRS, the U.S. Treasury Department or Congress, we may decide to withhold on payments made with respect to the securities to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld. Accordingly, Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, including the possible implications of the notice referred to above.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, the securities may be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the securities.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the securities at maturity as well as in connection with the payment of proceeds from a sale, exchange or other disposition of the securities. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the Securities” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Pursuant to Treasury regulations and guidance from the U.S. Treasury Department and the IRS, this legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income. If the securities were recharacterized as debt instruments, this legislation would apply to any payment of amounts treated as interest. If withholding applies to the securities, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the securities.

The discussion in the preceding paragraphs under “United States Federal Taxation,” insofar as it purports to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus.

●
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of principal. The return on the securities at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Adjusted Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level as compared to the Initial Index Level, as adjusted by the Adjustment Factor. Because the Adjustment Factor is 100.48% and has a small positive effect on your Payment at Maturity, if the Ending Index Level decreases from the Initial Index Level by more than approximately 0.48%, you will lose some or all of your investment in the securities. There is no minimum Payment at Maturity on the securities, and, accordingly, you could lose your entire initial investment in the securities.

●
THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

●
THE EQUITY SECURITIES INCLUDED IN THE INDEX ARE CONCENTRATED IN THE BANKING SECTOR — Each of the equity securities included in the Index has been issued by a company whose business is associated with the banking sector. Because the value of the securities is determined based on the performance of the Index, an investment in these securities will be concentrated in this sector. As a result, the value of the securities may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.

The stocks represented in the KBW Bank Index are issued by companies whose primary lines of business are directly associated with the banking sector. The performance of bank stocks may be affected by governmental regulation that may limit the amount and types of loans and other financial commitments that banks can make, the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the banking sector. Banks may also be subject to severe price competition. The regional banking industry is highly competitive, and thus, failure to maintain or increase market share may adversely affect profitability.

For additional information about the Index, see the information set forth in “Annex A—The KBW Bank Index” to these preliminary terms.

●
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the levels of the Index on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

●	the expected volatility (frequency and magnitude of changes in value) of the Index;
●	the time to maturity of the securities;
●	the dividend rate on the common stocks underlying the Index;
●	interest and yield rates in the market generally;
●	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
●	our creditworthiness, including actual or anticipated changes in our credit ratings or credit spreads.

●	THE SECURITIES DO NOT PAY INTEREST – Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

●
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the KBW Bank Index would have.

●
THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE

THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES – Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 3 months following the Original Issue Date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

●
THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE – These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of these preliminary terms will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “Many economic and market factors will impact the value of the securities” above.

●
LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

●
HEDGING AND TRADING ACTIVITY BY OUR SUBSIDIARIES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES – One or more of our subsidiaries and/or third-party dealers expect to carry out hedging activities related to the securities (and to other instruments linked to the Index or its component stocks), including trading in the stocks that constitute the Index as well as in other instruments related to the Index. Some of our subsidiaries also trade the stocks that constitute the Index and other financial instruments related to the Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could potentially increase the Initial Index Level, and, therefore, could increase the level at or above which the Ending Index Level must be so that investors do not suffer a loss on their initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities could potentially affect the Ending Index Level, and, accordingly, the amount of cash, if any, you receive at maturity.

●
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

As calculation agent, MS & Co. may make certain determinations that may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events and the selection of a Successor Index or calculation of the Final Index Level in the event of a Market Disruption Event or discontinuance of the Index. These potentially subjective determinations may adversely affect the payout to you at maturity, if any. For further information regarding these types of determinations, see “Additional Terms Specific to the Securities—Index Business Day,” —Market Disruption Event,” “—Postponement of Valuation Date and Maturity Date” “—Alternate Exchange Calculation in case of an Event of Default,” “—Discontinuance of the Index; Alteration of Method of Calculation” and “—Calculation Agent and Calculations” below.

Additionally, some of our subsidiaries also trade financial instruments related to the Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the Initial Index Level.  We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the level of the Index and the value of the securities. In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

●
THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.

●
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN — Please note that the discussions in this document concerning the U.S. federal income tax consequences of an investment in the securities supersede the discussions contained in the accompanying prospectus supplement. Subject to the discussion under “United States Federal Taxation” in this document, although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP (“our counsel”), under current law, and based on current market conditions, each security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and character of income on the securities might differ significantly. For example, under one possible treatment, the IRS could seek to recharacterize the securities as short-term debt instruments. In that event, you might be required to accrue ordinary income over the term of the securities and all or a portion of the gain recognized by you upon sale, exchange or settlement of the securities might be characterized as ordinary income. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in this document. Please read carefully the discussion under “United States Federal Taxation” in this document concerning the U.S. federal income tax consequences of an investment in the securities.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this document and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the securities as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Use of Proceeds and Hedging

The proceeds we receive from the sale of the securities will be used for general corporate purposes. We will receive, in aggregate, $1,000 per security issued. The costs of the securities borne by you and described on page 2 above comprise the cost of issuing, structuring and hedging the securities.

On or prior to the Pricing Date, we will hedge our anticipated exposure in connection with the securities by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to take positions in stocks of the Index, in futures and/or options contracts on the Index or any component stocks of the Index listed on major securities markets, or in any other securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could potentially increase the Initial Index Level, and therefore could increase the level at or above which the Ending Index Level must be on the Valuation Date so that investors do not suffer a loss on their initial investment in the securities. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the securities, including on the Valuation Date, by purchasing and selling the stocks constituting the Index, futures or options contracts on the Index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. We cannot give any assurance that our hedging activities will not affect the Ending Index Level, and, therefore, adversely affect the value of the securities or the payment you will receive at maturity, if any.

Additional Terms of the Securities

Some Definitions

We have defined some of the terms that we use frequently in these preliminary terms below:

●
“Index Closing Level” means, on any Index Business Day for the Index, the closing value of the Index, or any Successor Index (as defined under “—Discontinuance of the Index; Alteration of Method of Calculation” below) published at the regular weekday close of trading on that Index Business Day by the index publisher. In certain circumstances, the Index Closing Level will be based on the alternate calculation of the Index as described under “—Discontinuance of the Index; Alteration of Method of Calculation.”

●
“Index Business Day” means a day, for the Index, as determined by the Calculation Agent, on which trading is generally conducted on each Relevant Exchange, other than a day on which trading on any Relevant Exchange is scheduled to close prior to the time of the posting of its regular final weekday closing price.

●	“Market Disruption Event” means, with respect to the Index, the occurrence or existence of any of the following events, as determined by the Calculation Agent in its sole discretion:

(i)
(a) a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the value of the Index (or the Successor Index) on the Relevant Exchange for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such Relevant Exchange; or

(b) a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the value of the Index (or the Successor Index) during the last one-half hourpreceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

(c) the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange-traded funds related to the Index (or the Successor Index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market; and

(ii)
a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the securities.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Index shall be based on a comparison of (x) the portion of the value of the Index attributable to that security relative to (y) the overall value of the Index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange-traded fund will not constitute a Market Disruption Event, (3) a suspension of trading in futures or options contracts or exchange-traded funds on the Index by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds, or (c) a disparity in bid and ask quotes relating to such contracts or funds will constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange-traded funds related to the Index and (4) a “suspension, absence or material limitation of trading” on any Relevant Exchange or on the primary market on which futures or options contracts or exchange-traded funds related to the Index are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

●
“Relevant Exchange” means, with respect to the Index, the primary exchange(s) or market(s) of trading for (i) any security then included in the Index, or any Successor Index, and (ii) any futures or options contracts related to the Index or to any security then included in the Index.

Postponement of Valuation Date and Maturity Date

If the scheduled Valuation Date is not an Index Business Day or if a Market Disruption Event with respect to the Index occurs on such date, the Index Closing Level  for such date will be determined on the immediately succeeding Index Business Day on which no Market Disruption Event shall have occurred; provided that the Index Closing Level with respect to the Valuation Date will not be determined on a date later than the fifth scheduled Index Business Day after the scheduled Valuation Date, and if such date is not an Index Business Day or if there is a Market Disruption Event on such date, the Calculation Agent will determine the Index Closing Level of the Index on such date in accordance with the formula for calculating such Index last in effect prior to the commencement of the Market Disruption Event (or prior to the non-Index Business Day), without rebalancing or substitution, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension, limitation or non-Index Business Day) on such date of each security most recently constituting the Index.

If the scheduled Maturity Date is not a Business Day, then the Maturity Date will be postponed to the next succeeding Business Day immediately following the scheduled Maturity Date. If the Valuation Date is postponed so that it falls less than two business days prior to the scheduled Maturity Date, the Maturity Date will be the second business day following the Valuation Date, as postponed.

Alternate Exchange Calculation in case of an Event of Default

If an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the securities (the “Acceleration Amount”) will be an amount, determined by the Calculation Agent in its sole discretion, that is equal to the cost of having a Qualified Financial Institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the securities. That cost will equal:

●	the lowest amount that a Qualified Financial Institution would charge to effect this assumption or undertaking, plus

●	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the securities in preparing any documentation necessary for this assumption or undertaking.

During the Default Quotation Period for the securities, which we describe below, the holders of the securities and/or we may request a Qualified Financial Institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the Default Quotation Period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the Qualified Financial Institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the Default Quotation Period, in which case that quotation will be disregarded in determining the Acceleration Amount.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to Morgan Stanley, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than the Acceleration Amount.

If the maturity of the securities is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to the Depositary of the Acceleration Amount and the aggregate cash amount due, if any, with respect to the securities as promptly as possible and in no event later than two business days after the date of such acceleration.

Default Quotation Period

The Default Quotation Period is the period beginning on the day the Acceleration Amount first becomes due and ending on the third business day after that day, unless:

●	no quotation of the kind referred to above is obtained, or

●	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the Default Quotation Period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the Default Quotation Period will continue as described in the prior sentence and this sentence.

In any event, if the Default Quotation Period and the subsequent two business day objection period have not ended before the Valuation Date, then the Acceleration Amount will equal the principal amount of the securities.

Qualified Financial Institutions

For the purpose of determining the Acceleration Amount at any time, a Qualified Financial Institution must be a financial institution organized under the laws of any jurisdiction in the United States or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

●	A-2 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

●	P-2 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of the Index; Alteration of Method of Calculation

If the index publisher of the Index discontinues publication of such Index and the index publisher or another entity (including MS & Co.) publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Closing Level of the Index will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on any Index Business Day that the Index Closing Level is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to us and to the Depositary, as holder of the securities, within three business days of such selection. We expect that such notice will be made available to you, as a beneficial owner of such securities, in accordance with the standard rules and procedures of the Depositary and its direct and indirect participants.

If the index publisher discontinues publication of the Index prior to, and such discontinuance is continuing on, the Valuation Date or the date of acceleration and the Calculation Agent determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Index Closing Level of the Index for each such date. The Index Closing Level of the Index will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the Relevant Exchange on such Valuation Date or date of acceleration of each security most recently constituting the Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the securities.

If at any time the method of calculating the Index or Successor Index, or the value thereof, is changed in a material respect, or if the Index or Successor Index is in any other way modified so that such index does not, in the opinion of the Calculation Agent, fairly represent the value of such index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Index Closing Level is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the Index or Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Index Closing Level with reference to the Index or Successor Index, as adjusted. Accordingly, if the method of calculating the Index or Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent will adjust such index in order to arrive at a value of the Index or Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Trustee

The “Trustee” for each offering of securities issued under our Senior Debt Indenture, including the securities, will be The Bank of New York Mellon, a New York banking corporation (as successor Trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)).

Agent

The “agent” is MS & Co.

Calculation Agent and Calculations

The “Calculation Agent” for the securities will be MS & Co. As Calculation Agent, MS & Co. will determine, among other things, the Initial Index Level, the Ending Index Level, the Adjusted Index Return and the Payment at Maturity.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one billionth, with five ten-billionths rounded upward (e.g., .9876543215 would be rounded to .987654322); all dollar amounts related to determination of the amount of cash payable per Security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of securities will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests, as an owner of the securities, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Ending Index Level or whether a Market Disruption Event has occurred. See “—Discontinuance of the Index; Alteration of Method of Calculation,” and the definition of Market Disruption Event. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Form of Securities

The securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, the Depositary and will be registered in the name of a nominee of the Depositary. The Depositary’s nominee will be the only registered holder of the securities. Your beneficial interest in the securities will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in the Depositary. In these preliminary terms, all references to payments or notices to you will mean payments or notices to the Depositary, as the registered holder of the securities, for distribution to participants in accordance with the Depositary’s procedures. For more information regarding the Depositary and book entry notes, please read “Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Historical Information

The following graph sets forth the historical performance of the KBW Bank Index based on the daily Index Closing Levels from January 1, 2009 through July 24, 2014.  The Index Closing Level on July 24, 2014 was 71.48. We obtained the Index Closing Level below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the KBW Bank Index

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)
the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)
we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)
any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)
neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering and will not receive any sales commission for such sales.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities. When MS & Co. prices this offering of securities, it will determine the economic terms of the securities such that for each security the estimated value on the Pricing Date will be no lower than the minimum level described in “Additional Terms Specific To The Securities” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Annex A—The KBW Bank Index

We have derived all information contained in these preliminary terms regarding the KBW Bank Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Keefe, Bruyette & Woods, Inc., as index sponsor, which we refer to as “KBW.”  We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information. KBW has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the KBW Bank Index.

The KBW Bank Index is a float-adjusted modified-market capitalization-weighted index that seeks to reflect the performance of publicly traded companies that do business as banks or thrifts. The KBW Bank Index is comprised of common stocks of national money centers and leading regional banks or thrifts listed on the New York Stock Exchange (the “NYSE”), another U.S. national securities exchange or the NASDAQ Stock Market.

The components of the KBW Bank Index are selected to provide representation of the industry’s sub-sectors. As of July 24, 2014, the KBW Bank Index was comprised of 24 stocks. The KBW Index was created and is maintained by KBW.

The level of the KBW Bank Index can be obtained from the Bloomberg Financial Markets page “BKX <Index> <GO>.”

Index Eligibility. Inclusion in the KBW Bank Index is based on relevance to the banking industry and certain trading criteria including but not limited to: stock price and stock price volatility, stock price correlation to index price, average daily trading volume, optionability of stock, market capitalization, country of origin, listed exchange and perceived viability of the listed company. Such criteria are designed so that the chosen constituents reflect the intended market segment and are also tradable. Specific quantitative bounds are followed for the above criteria so that the KBW Bank Index is in compliance with the relevant listing and maintenance criteria.

The top holdings of the KBW Bank Index by weight as of July 24, 2014 are included in the following table.

Top 10 Holdings of Individual Securities by Weight as of July 24, 2014

Name	Weight
Wells Fargo & Company	8.28%
JPMorgan Chase & Co.	8.10%
Citigroup Inc.	8.00%
Bank of America Corporation	7.87%
U.S. Bancorp	6.46%
SunTrust Banks, Inc.	4.75%
Comerica Incorporated	4.36%
M&T Bank Corporation	4.25%
Capital One Financial Corporation	4.16%
Huntington Bancshares Incorporated	4.08%

Periodic Index Component Adjustments. In the event that there is a change in the nature of any component stock (e.g., delisting, merger, acquisition, change of principal business or otherwise) that will change the overall market character of the KBW Bank Index, KBW will remove the stock or replace it with another stock that would best represent the intended market character of the KBW Bank Index.

Companies that are the target of a merger or acquisition that will change the market character of the KBW Bank Index will be removed or replaced as close as practicable to the effective date of the transaction. Companies that have filed for bankruptcy will be removed or replaced as soon as practicable after such filing has occurred. Corporate restructurings will be analyzed on a case-by-case basis to determine the appropriate action to be taken.

KBW reserves the authority to add one or more eligible stocks on a quarterly basis, or alternatively, to remove any component stock on a quarterly basis if they believe such stock no longer provides adequate representation of the applicable sector or no longer maintains the character of the KBW Bank Index. In the case of a stock removal, KBW may choose to replace such stock with an eligible stock at any time, but are not required to do so. At no time may the index membership drop below 16 members.

Index Construction and Calculations.  The KBW Bank Index is a float-adjusted modified capitalization-weighted index. The float-adjusted modified capitalization-weighted methodology is expected to retain in general the economic attributes of capitalization weighting, promote portfolio weight diversification, reduce index performance distortion by preserving the capitalization ranking of companies and reduce market impact on the smallest component securities from necessary weight rebalancings. Under this methodology, the share weights of each component security at each quarterly rebalancing is not based solely on the market capitalization of the component security, but is also adjusted to reduce over-concentration in a particular security, with a maximum weight of 10% at each quarterly rebalancing.

The KBW Bank Index uses a divisor methodology. The value of the Index equals the aggregate value of the share weights of each of the component securities multiplied by each such security’s respective last sale price on the relevant stock market, divided by the divisor, and multiplied by the base value.

Ordinarily, whenever there is a change in share weights or a change in a component security included in the KBW Bank Index, the divisor is adjusted to assure that there is no discontinuity in the value of the KBW Bank Index that might otherwise be caused by such change. Accordingly, each component security’s influence on the value of the KBW Bank Index is directly proportional to its weight in the KBW Bank Index. The share weights are subject to rebalancing, as described below.

Index Rebalancing. At inception of the KBW Bank Index, the four largest stocks were assigned maximum initial weights equal to the lesser of their actual capitalization weight or 10%. All other stocks with a capitalization weight of more than 4.5% were assigned initial weights of 4.5% in the KBW Bank Index. All stocks with capitalization weights under 4.5% shared equally in the weight available for redistribution, but none of these stocks was assigned an initial weight of more than 4.5%.

On a quarterly basis, the weights of the securities comprising the KBW Bank Index are evaluated (after taking into account any scheduled weight adjustments due to stock repurchases, mergers, secondary offerings or other corporate actions and index composition changes). Such quarterly examination will result in an index rebalancing if one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization index component must be less than or equal to 10%, and (2) the collective weight of index components with individual current weights in excess of 5.0%, when added together, must be less than or equal to 48.0%. The weights of all index components greater than 10% will be reduced proportionately so that the collective weight of such index components, so adjusted, will equal 40.0%, and the weights of all index components greater than 5% will be reduced proportionately so that the collective weight of such index components, so adjusted, will equal 48.0%. The aggregate weight reduction among the stocks resulting from either or both of the above adjustments is then redistributed to the remaining index components. In addition, a special rebalancing may be conducted if it is determined necessary to maintain the integrity of the Index. If one or both of the weight distribution requirements are not met upon quarterly review, or if a special rebalancing is required, a weight rebalancing will be performed.

If a quarterly rebalancing is required, then, based on capitalizations as of the close of business on the NYSE on the Monday before the third Saturday of the last month in each calendar quarter, the KBW Bank Index rebalancing will be calculated according to the following rules:

(1)	If any of the top four companies’ index weightings have increased above 10%, their weightings will be reduced to a maximum of 8% in the quarterly rebalancing.

(2)	If any of the remaining companies’ weightings have increased above 5%, their weightings will be reduced to a maximum of 4% in the rebalancing.

(3)	If any of the top four companies’ weightings have dropped below 6%, their weightings will be increased to the lesser of their actual capitalization weight or 8% in the rebalancing.

(4)
Any excess weighting available will be redistributed equally to the remaining stocks per the rebalancing methodology and any weighting needed to increase weighting in the larger stocks will be taken from the smaller stocks in the same manner as in the initial allocation at the time of the rebalancing.

(5)	The rebalancing will be implemented at the close of business on the NYSE on the Friday before the third Saturday of the last month in each calendar quarter.

An Index Committee makes decisions with respect to any changes in the KBW Bank Index. The Index Committee is required to meet quarterly to review the composition of the KBW Bank Index.

KBW Bank Index (Ticker: BKX) is a service mark of Keefe Bruyette & Woods, Inc. and has been licensed for use for certain purposes by Morgan Stanley.  Such use is not sponsored, endorsed, sold or promoted by Keefe Bruyette & Woods Inc., and Keefe Bruyette & Woods Inc. makes no representation regarding the advisability of investing in such a product.